Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

KIMBER DRILLS 18 METRES OF 17.7 g/t AU EQ. AT CARMEN

August 8, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber is pleased to report further drill results from both the Carmen and Carotare deposits.

Carmen Deposit

Drilling on the Carmen deposit focused on drilling infill holes to close gaps, and step-out holes to test the limits of the deposit.

The most notable hole, MTR-363 returned 18 metres of 17.70 g/t gold equivalent including 4.0 metres of 70.67 g/t gold equivalent. This hole was targeting part of the Los Hilos structure located on the eastern part of Carmen, where there is an area of about 100 metres across with little drilling. This area has been followed up with MTR-384 (results pending), up dip from MTR-363, and will likely see further drilling if results continue to show intercepts of economic interest.

MTR-365 located in an area between Carmen and Cocos returned a 44 metre interval of 2.29 g/t gold equivalent. MTR-373, positioned in the northern part of the Carmen was a step-out to continue testing the limits of the deposit. It intersected 6.0 metres of 5.41 g/t gold equivalent and 14 metres of 3.56 g/t gold equivalent and will be followed up with further step-outs in the same direction. MTR-367, 368, 370 and 371, also targeted to test the limits of the deposit, all reported scattered anomalous or scattered low grade. A few holes still to be drilled will continue to test the limits of the deposit

The portions of the deposit likely to be included in an initial pit are now well defined. There will be a minimal number of holes drilled in a few zones where drill spacing needs to be tighter.

Carotare Deposit

Results from Carotare include two core holes (CTC) and one reverse circulation hole (CTR) all from Carotare East.

Most notable was CTC-04 which returned 14.95 metres of 6.10 g/t gold equivalent including an interval of 2.95 metres of 16.10 g/t gold equivalent. This is a step out from CTR-10 (reported June 22, 2005) and from CTC-01 (reported March 2, 2006).

To view the location of the drill results below in relation to the deposits, please utilize the Google Earth feature of our website at: http://www.kimberresources.com/monterde3d.html .

Drill Hole	From	To	Interval	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
Carmen
MTR-360	172	178	6	0.420	102	1.78
MTR-363	6	26	20	1.093	120	2.69
and	112	130	18	16.985	54	17.70
incl	116	120	4	69.600	81	70.67
and	162	166	4	2.721	16	2.93
and	206	210	4	1.404	14	1.59
MTR-364	60	66	6	1.114	206	3.87
MTR-365	182	226	44	1.109	89	2.29
incl	216	222	6	3.895	161	6.04
and	244	248	4	2.093	63	2.93
and	270	276	6	0.891	16	1.10
MTR-366	184	188	4	0.668	68	1.57
and	230	236	6	1.131	11	1.28
and	272	280	8	1.097	7	1.19
MTR-367	Scattered lowgrade
MTR-368	Scattered anomalous
MTR-369	56	66	10	0.020	46	0.63
and	72	104	32	0.039	55	0.77
and	190	194	4	1.111	56	1.86
MTR-370	Scattered lowgrade
MTR-371	Scattered lowgrade
MTR-372	166	172	6	0.705	46	1.31
MTR-373	120	140	20	0.495	50	1.16
and	164	172	8	2.983	83	4.09
and	210	216	6	3.586	137	5.41
and	278	284	6	2.156	61	2.96
and	288	302	14	1.825	130	3.56
and	346	350	4	2.667	5	2.73
	hole ended in mineralization
MTR-374	30	40	10	0.376	38	0.88
MTR-375	160	172	12	3.709	63	4.55
and	192	196	4	0.800	79	1.85
MTR-376	162	170	8	0.758	29	1.14
and	190	194	4	1.172	211	3.98
MTR-377	92	106	14	0.132	45	0.73
and	228	232	4	1.572	15	1.77
MTR-378	204	208	4	2.725	36	3.21
and	214	218	4	1.857	27	2.22
MTR-379	38	42	4	1.590	27	1.95
and	186	192	6	0.694	36	1.17
MTR-381	Scattered lowgrade to .90g/t Au
MTR-382	22	40	18	0.432	103	1.81
incl	26	30	4	1.580	268	5.15
and	148	154	6	0.122	74	1.11
MTR-383	60	74	14	0.807	102	2.16
and	82	104	22	0.226	55	0.96
	hole ended in mineralization

Carotare
CTC- 04	110	126	16	1.518	10	1.65
and	176	190.95	14.95	5.900	15	6.10
incl	188	190.95	2.95	15.550	42	16.10
and	222	236	14	1.016	3	1.06
CTC- 07	Scattered lowgrade
CTR- 33	222	228	6	1.267	3	1.31

*Gold equivalent grade assumes equivalence of 75 grams of silver to one gram of gold.

True widths are expected to range between 65% and 85% of the intervals reported on the table above. All samples are prepared and analysed by ALS Chemex.

About Kimber

Kimber Resources Inc., which holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico, is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930’s, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The initial resource estimate on Carotare was reported in November 2005. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck

Vice President, Corporate & Investor Relations

or

Robert Longe P.Eng

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Mr. Fernando Oviedo, B.Sc., Project Manager, managed this program of drilling on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements.  Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.